EXHIBIT 99.1

For Immediate Release 22-4-TR	Date:	January 20, 2022

Teck and DLT Partner to Pilot Traceability for Critical Minerals with Blockchain

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and DLT Labs™ (“DLT”) today announced a pilot to use blockchain technology to trace responsibly-produced germanium from the mine to the customer, the first such use of blockchain to trace this critical mineral.

Teck is North America’s largest producer of germanium, a critical mineral and one of the integral elements required for digital devices and communications. It is an essential component in fiber optic cables and high-speed computer chips and circuitry. Beyond its use in communications technology, germanium is also important for low-carbon technologies such as solar cells and light-emitting diodes (LEDs). Germanium is considered essential for communications technology and the transition to a low-carbon economy.

This pilot is in support of Teck’s Sustainability Strategy goal to develop a product passport, providing traceability into the raw materials supply chain. Through the pilot, germanium will be traced from its origin at Teck’s Red Dog mine in northwest Alaska, through transport and comingling with other sources, refining at Teck’s Trail metallurgical facility and finally to a manufacturer of fiber optic cable. Blockchain technology will be used to embed data including information on responsible environmental, social and governance practices along the supply chain, such as greenhouse gas emissions, product certifications and responsible production assessments.

“Teck is proud to be advancing the first use of blockchain technology to trace the critical mineral germanium from the mine all the way to the customer,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs, Teck. “Ensuring the environmental and social responsibility throughout the metals production chain provides our customers and downstream consumers with the confidence that their products are sourced responsibly.”

Blockchain Technology

Over the past decade businesses have identified many uses for blockchain technology from the settlement of financial records to smart contracts and reliable, transparent traceability of supply chains. In the materials space, initial applications of blockchain-enabled supply chain traceability have generally focused on products with high risk of counterfeiting or abuses, such as conflict minerals. Teck believes that materials traceability and assurance of both origin and handling of the product along the supply chain can play a role in supporting responsible production more broadly for essential metals and minerals.

Teck has partnered with DLT to create and pilot a blockchain-enabled solution to serve as the backbone for tracing materials. Utilization of blockchain enables all key figures along the supply chain to have appropriate visibility into the material flow, and to ensure responsible production practices through each step. Teck and DLT are utilizing DL Asset Track™ to map the germanium supply chain, and to provide downstream customer visibility into the chain.

“DLT is proud that its DL Asset Track™ product is being adopted by Teck in setting the standard for an innovative product passport. This product passport collects, stores, and provides reliable, tamper-proof, and real-time data at every stage in the resource supply chain from end-to-end, including comprehensive information about the provenance of the resources. Certainty of mine of origin, provenance and single source of truth are essential building blocks for an effective ESG program. This single source of truth enables the next generation of intelligent and sustainable supply chains, which use data to maximize efficiency while maintaining the transparency essential for constant and careful monitoring. It enables the highest levels of trust and collaborative resource stewardship among Teck, its business partners and all stakeholders,” said Loudon Owen, CEO, DLT Labs™.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

ABOUT DLT Labs™

DLT Labs™ is the leading provider of blockchain-enabled technology and enterprise solutions for supply chain management and financing. DLT has extensive experience in managing and orchestrating complex, multi-party data, including the development and ongoing operation of the largest full production deployment of enterprise blockchain to date globally. DLT’s distributed platform, which includes DL Asset Track™, automates the end-to-end, continuous, and real-time integration and synchronization of multi-party data exchanged by supply chain partners, provides an immutable record including resource provenance, and establishes a single source of truth. www.DLTLabs.com

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

DLT Media Contact:

Julian Parr

Marketing and Public Relations

416.617.5654

Julian.Parr@DLTLabs.com

2